AVINO SILVER & GOLD MINES LTD.
Suite 400 - 455 Granville Street Vancouver, B.C. V6C 1T1

Telephone: (604) 682-3701 Fax: (604) 682-3600

July 15, 2004

Trading Symbols: TSX Venture - ASM US OTC BB - ASGMF

ADJOURNMENT OF ANNUAL GENERAL MEETING NEWS RELEASE

Avino Silver & Gold Mines Ltd. had originally scheduled its 2004 Annual General Meeting for July 22, 2004 (the "AGM"). The AGM will be adjourned to 2:00 pm on Friday, July 30, 2004 at the same location.

ON BEHALF OF THE BOARD OF DIRECTORS

s/“David Wolfin”

David Wolfin, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.